[LETTERHEAD OF PIPER SANDLER & CO.]

May 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:  PB Bankshares, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-254209

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join PB Bankshares, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Friday, May 14, 2021, at 1:00 p.m., Eastern time, or as soon thereafter as practicable.

Very Truly Yours, PIPER SANDLER & CO.

By:	/s/ Jennifer Docherty
Jennifer Docherty Managing Director (Authorized Signatory)

cc: David Lin, U.S. Securities and Exchange Commission